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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                                                 -------------------------------
                                                 SEC File Number: 0-19786
                                                 -------------------------------
                                                 Cusip Number: 71940F100
                                                 -------------------------------


                           NOTIFICATION OF LATE FILING



(Check One):         [X]  Form 10-K  [ ]  Form 20-F  [ ]  Form 11-K
                           [ ]  Form 10-Q  [ ]  Form N-SAR


        For period ended:      December 31, 2000
                               ------------------------------------

        [ ] Transition Report on Form 10-K

        [ ] Transition Report on Form 20-F

        [ ] Transition Report on Form 11-K

        [ ] Transition Report on Form 10-Q

        [ ] Transition Report on Form N-SAR

        For the transition period Ended:
                                           ------------------------




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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION


PhyCor, Inc.
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Full Name of Registrant


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Former Name if Applicable


30 Burton Hills Boulevard, Suite 400
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Address of Principal Executive Office (Street and Number)


Nashville, Tennessee 37215
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City, State and Zip Code


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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         SEE EXHIBIT A HERETO.

(ATTACH EXTRA SHEETS IF NEEDED)    POTENTIAL PERSONS WHO ARE TO RESPOND TO THE
SEC 1344 (2-99)                    COLLECTION OF INFORMATION CONTAINED IN THIS
                                   SEC 1344 (2-99) FORM ARE NOT REQUIRED TO
                                   RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY
                                   VALID OMB CONTROL NUMBER.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Tarpley B. Jones             (615)               665-9066
------------------------------------  ------------------  ----------------------
                    (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

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(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
           subject report or portion thereof?                    [X] Yes  [ ] No

           If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit B hereto.
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                                  PhyCor, Inc.
     ----------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date      4/02/01              By /s/ Tarpley B. Jones
    ---------------------         ----------------------------------------------
                                  Tarpley B. Jones, Executive Vice President and
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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                                    EXHIBIT A

         On March 19, 2001, the Registrant announced that it had defaulted on its obligation to pay an approximately $4.4 million interest payment on its 4.5% Convertible Subordinated Debentures due 2003 (the "Notes"). The default resulted in a corresponding default under the Registrant's bank credit facility. In addition, any acceleration of the Notes will cause a default under the Series A Zero Coupon Convertible Subordinated Notes due 2014 held by affiliates of Warburg, Pincus & Co. (the "Warburg Notes"). The Registrant has obtained limited forbearance agreements from a majority of the holders of the Notes and Warburg Pincus & Co., subject to certain conditions, and is seeking a waiver from its senior lenders of the default under the credit facility. Because the Registrant is still in the process of analyzing the potential ramifications of these various defaults, and because of the decreased staffing levels of the Registrant resulting from its current financial condition, the Registrant has been unable to complete its Annual Report on Form 10-K for the year ended December 31, 2000 within the prescribed period without unreasonable effort or expense. The Registrant expects to be able to complete its Annual Report on Form 10-K for the year ended December 31, 2000 no later than April 17, 2001.


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                                    EXHIBIT B

         The financial statements for the year ended December 31, 2000 will reflect the effect of the charges to earnings incurred by the Registrant throughout 2000 related primarily to the write-off of assets in the multi-specialty clinic management and IPA management divisions, the effect of the sale of the majority of the Registrant's assets related to its multi-specialty management division, and the effect of the Registrant's defaults under the Notes and its bank credit facility and the possible default under the Warburg Notes. Because the Registrant is still in the process of analyzing the potential ramifications of these various defaults, and because of the decreased staffing levels of the Registrant resulting from its current financial condition, the Registrant has been unable to complete its Annual Report on Form 10-K for the year ended December 31, 2000 within the prescribed period without unreasonable effort or expense.